MAIL STOP 4546

September 19, 2017

Joseph McCann (for Suzanne Hayes, Assistant Director)

Office of Healthcare and Insurance

Divisions of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McGraw Conglomerate Corporation Pre-Effective Amendment No. 4 to Offering Statement on Form 1-A Filed August 29, 2017 File No. 024-10657

Dear Mr. McCann:

On August 29, 2017, in connection with the sale of up to 2,500,000 shares of common stock of McGraw Conglomerate Corporation (the “Company”) at $6.00 per share, we filed the Company’s Pre-Effective Amendment No. 4 to the Form 1-A originally filed December 23, 2016 (the “original filing”) with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated September 14, 2017 SEC comment letter (the “current comment letter”) relating to the Company’s P.E. No. 4, we hereby file this response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to Pre-Effective Amendment No. 5 (the “Amendment”) which is also being filed concurrently on EDGAR. This Response Letter responds to the comments in the indicated order and are provided on a tracked changes basis.

In the foregoing context, please be advised:

Part I

Item 2. Issuer Eligibility

Comment 1: With reference to Rule 251(b)(3) and prior comment 1, please revise the cover page and summary sections to represent that the offering proceeds will be used to purchase one or both businesses identified in your Offering Circular, and no other businesses. If you are unable to make this representation, please withdraw the Form 1-A.

Response: Per the staff comment, the disclosures have been expanded and upgraded (including cross references to “Use of Proceeds” and “Description of Business”) as to the two identified companies which are the subject of Letters of Intent.

Joseph McCann	Page 2 of 3

Item 5. Jurisdictions in Which Securities are to be Offered

Comment 2. We refer to our prior comment 2. Please reconcile your offering circular disclosure on page 27 that you intend to make offers “in as many as all 50 states” with your Item 5 notification which reflects an intention to make offers in 30 jurisdictions.

Response: The reference to where the number of states where the offering may be made now consistently to reflect up to all 50 states.

Part II

Item 5. Plan of Distribution

Comment 3. We acknowledge your revised disclosure in response to prior comment 5. However, it is still unclear what you mean by your statement that you may offer the Shares through “other independent referral sources.” Please revise your disclosure here, and elsewhere as appropriate, to explain this statement.

Response: The cited passage has been deleted.

Item 6. Use of Proceeds

Comment 4. We note your disclosures on pages 35 and 36 concerning the current revenue streams for both target entities. Please revise to explain whether these figures are derived from audited financials provided to you, representations made by the target entities, or some other bases. To provide context for the revenue figures presented, please revise to provide net income figures or include some discussion of costs and expenses.

Response: The discussions have been updated to reflect this supplemental information. In addition, Risk Factor (6) has been upgraded to reflect the issues posed in the Comment.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Joseph McCann	Page 3 of 3

Comment 5. Please revise to explain briefly the automotive/dealership services that C&C Kolorpatch provides and revise the fifth paragraph on page 35 to quantify the number of car dealerships.

Response: The discussion has been significantly expanded to reflect this supplemental information. The minimum number of dealerships (75 ignoring other types of users of their specialized services) is now incorporated.

Part III — Exhibits

Exhibit 4

Comment 6. Please refer to Section 14 of the Securities Act and revise your subscription agreement to remove the acknowledgment contained in the second sentence of section 4(a).

Response: The cited Section 4(a) passage to the Subscription Agreement has been deleted.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before September 22, 2017. We are concurrently filing a Rule 461 Request for Acceleration to coordinate such date of effectiveness.

Thank you for your assistance and prompt review of these materials. I will call you Thursday morning to coordinate any remaining issues with the staff.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net